UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
Amendment No. 1

CASA MUNRAS HOTEL PARTNERS, L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number)

John F. Rothman
4661 Arriba Drive
Tarzana, California 91356
(818) 344-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None			SCHEDULE 13D	Page 2 of 8

1.	Name of Reporting Person: John F. Rothman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 734

		8.	Shared Voting Power: 750

		9.	Sole Dispositive Power: 734

		10.	Shared Dispositive Power: 750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1484
John F. Rothman disclaims beneficial ownership of 750 Limited Partnership Units beneficially owned by Ronald A. Young. Mr. Rothman and Mr. Young do not intend to share ownership, voting or dispositive power with respect to such Limited Partnership Units. However, John F. Rothman and Ronald A. Young may be considered a group for the purpose of the acquisition of 198 and 199 Limited Partnership Units, respectively, pursuant to their tender offer for such Limited Partnership Units.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

CUSIP No. None	SCHEDULE 13D	Page 3 of 8

13.	Percent of Class Represented by Amount in Row (11): 33.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. None			SCHEDULE 13D	Page 4 of 8

1.	Name of Reporting Person: Ronald A. Young		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 750

		8.	Shared Voting Power: 734

		9.	Sole Dispositive Power: 750

		10.	Shared Dispositive Power: 734

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1484
Ronald A. Young disclaims beneficial ownership of 750 Limited Partnership Units beneficially owned by John F. Rothman. Mr. Young and Mr. Rothman do not intend to share ownership, voting or dispositive power with respect to such Limited Partnership Units. However, Ronald A. Young and John F. Rothman may be considered a group for the purpose of the acquisition of 198 and 199 Limited Partnership Units, respectively, pursuant to their tender offer for such Limited Partnership Units.

12.	Check box if the aggregate amount in row (11) excludes certain shares ☐

CUSIP No. None	SCHEDULE 13D	Page 5 of 8

13.	Percent of Class Represented by Amount in Row (11): 33.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP NO.: None	SCHEDULE 13D	Page 6 of 8

ITEM 1.  SECURITY AND ISSUER

Limited Partnership Units

Casa Munras Hotel Partners, L.P. 8885 Rio San Diego Drive, Suite 220 San Diego, California 92108

ITEM 2.  IDENTITY AND BACKGROUND

(a)	John F. Rothman

(b)	4661 Arriba Drive, Tarzana, California 91356

(c)	John F. Rothman is a Managing Member and a 50% owner of Casa Munras GP, LLC, a limited liability company and General Partner of the Issuer. In addition, Mr. Rothman is an independent investor and business consultant, primarily in the real estate and hotel industries, and currently acts as a consultant to Westland Hotel Corporation, which manages the Casa Munras Hotel owned by the Issuer and other hotel properties. Westland is wholly owned by Ronald A. Young, a Managing Member and 50% owner of the Issuer’s General Partner. Since April 2003, Mr. Rothman has also been the sole shareholder of Royal Hotel Corporation and The Northstar Group, both of which have been involved in the operation of a hotel/casino located in Las Vegas, Nevada. The business address of Casa Munras GP, LLC is 8885 Rio San Diego Drive, Suite 220, San Diego, California 92108, and the business address of each of the other entities is 4661 Arriba Drive, Tarzana, California 91356.

(d)	None.

(e)	None.

(f)	United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Personal Funds.

CUSIP NO.: None	SCHEDULE 13D	Page 7 of 8

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person has acquired securities at various times for investment and to provide liquidity to Limited Partners of the Issuer who seek sale of their Limited Partnership Units on an unsolicited or privately negotiated basis. This report also includes the acquisition of Limited Partnership Units made in response to a tender offer commenced on July 21, 2003 by the Reporting Person and Ronald A. Young (the “Offerors”) to purchase up to 400 Limited Partnership Units of the Issuer. The tender offer was made in response to a tender offer dated June 4, 2003 by MacKenzie Patterson, Inc. and its affiliates that the Offerors believed was inadequately priced. Pursuant to the Offerors’ tender offer, the Reporting Person and Mr. Young acquired an additional 198 and 199 Limited Partnership Units, respectively, effective September 30, 2003, which were also acquired for investment and to provide liquidity to Limited Partners. The Reporting Person has no current intent to cause the Issuer to become eligible for a termination of registration of the Limited Partnership Units pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”) or to cause the General Partner of the Issuer, of which the Reporting Person is a manager, to make a tender offer of Limited Partnership Units pursuant to the requirements of the Act that would result in the Issuer going private.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)     As of the date of this Statement, the Reporting Person beneficially owns in the aggregate 734 Limited Partnership Units in the Issuer constituting 16.5% of the Issuer’s outstanding Limited Partnership Units.

     (b)     The Reporting Person has the sole voting power and sold dispositive power with respect to the Limited Partnership Units owned. Of the Limited Partnership Units beneficially owned by the Reporting Person, 242 are held directly and 492 are held through JGS Family Limited Partnership, of which the Reporting Person is the General Partner with sole voting and dispositive power.

     (c)     Effective September 30, 2003, Reporting Person acquired 198 Limited Partnership Units at a price of $500 per Unit, in cash (less a one-time $35 transfer fee per selling Unit holder, regardless of the number of Units sold, pursuant to the Issuer’s Partnership Agreement).

     (d)     None.

     (e)     Not applicable.

CUSIP NO.: None	SCHEDULE 13D	Page 8 of 8

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Casa Munras GP, LLC, of which the Reporting Person is a Managing Member and a 50% owner, is entitled to a 1% interest in the equity, profits and losses of the Issuer pursuant to the Issuer’s Limited Partnership Agreement. In addition, during the Offerors’ tender offer, the Offerors had an informal arrangement to act together as bidders whereby each Offeror intended to purchase one-half of the Units tendered. Similarly, the Reporting Person and Mr. Young have an informal understanding that, in the event that Limited Partnership Units become available for purchase in the future, the Reporting Person and Mr. Young each intend to purchase one-half of the available Units.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     No Exhibits are required to be filed.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2003

/s/ John F. Rothman
John F. Rothman